FOIA CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

SolarEdge Technologies, Inc.

47505 SeaBridge Drive

Fremont, CA 94538

Attn: Guy Sella, Chief Executive Officer

February 18, 2015

VIA EDGAR AND HAND DELIVERY

Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                               SolarEdge Technologies, Inc.
Registration Statement on Form S-1
Submitted November 5, 2014
CIK No. 0001419612

Dear Ms. Ravitz:

As a follow up to our recent discussion, this letter is being supplementally furnished on behalf of SolarEdge Technologies, Inc. (the “Company”), with respect to the Company’s Registration Statement on Form S-1 confidentially submitted to the Commission on November 5, 2014, as amended by Amendment No. 1 to the Registration Statement confidentially submitted on December 15, 2014, as further amended by Amendment No. 2 to the Registration Statement confidentially submitted on January 9, 2015, and as further amended by Amendment No. 3 to the Registration Statement confidentially submitted on February 6, 2015 (as so amended, the “Confidentially-submitted Registration Statement”). In addition, on February 18, 2015, the Company intends to publicly file with the Commission a Registration Statement on Form S-1 (the “Publicly-filed Registration Statement”).

The Company respectfully requests confidential treatment for the redacted information in this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Guy Sella, SolarEdge Technologies Inc., 47505 SeaBridge Drive, Fremont, CA 94538, before it permits disclosure of such information.

The Company is advising the staff of the Commission’s Division of Corporate Finance (the “Staff”) that based on current market conditions, and after giving effect to the contemplated reverse stock split noted below, it currently estimates a price range of $[***] to $[***] per share for the offering of the Company’s common stock, $0.0001 par value per share (the “Common Stock”). This range is estimated based on a stock split adjusted basis, anticipating a reverse stock split ratio of [***] for [***], which the Company anticipates effecting prior to consummation of the Company’s initial public offering. In arriving at this preliminary estimate, the Company and the underwriters considered several factors, including: the Company’s history and prospects and those of the industry in which the Company competes; the current general condition of the securities markets, including specifically, the condition of the securities markets for companies conducting initial public offerings generally; the recent market prices of the common stock of generally comparable companies and public companies generally; and preliminary discussions with the underwriters regarding potential valuations of the Company as a public company.

To further assist the Staff in its review of the Publicly-filed Registration Statement, the Company is supplementally providing the Staff with an exhibit to this letter containing certain pages of the Confidentially-submitted Registration Statement, revised to give effect to the sale of [***] shares of Common Stock by the Company based on an assumed offering price of $[***] per share of Common Stock, which equals the mid-point of the foregoing preliminary price range. The actual price range to be included in a subsequent amendment to the Publicly-filed Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on market conditions and other factors outside of the Company’s control. Nevertheless, the Company believes that the foregoing preliminary price range will not be subject to significant change.

Additionally, the Company intends to include certain artwork in a subsequent amendment to the Publicly-filed Registration Statement. To assist the Staff in its review of the Publicly-filed Registration Statement, the Company is also supplementally providing the Staff with a copy of the proposed form of artwork to be included in such subsequent amendment.

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If you have any questions regarding the above, please do not hesitate to call me at (212) 351-2626.

Very truly yours,

/s/ John T. Gaffney
John T. Gaffney

cc:                                 Geoff Kruczek, Securities and Exchange Commission
Eric Atallah, Securities and Exchange Commission

Kevin Vaughn, Securities and Exchange Commission
Rachel Prishkolnik, SolarEdge Technologies, Inc.

Guy Sella, SolarEdge Technologies, Inc.

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP